EXHIBIT 10.1

Cepheid
904 Caribbean Drive
Sunnyvale, CA 94089

February 21, 2003

Infectio Diagnostic (I.D.I.) Inc.
Attn.: Chief Executive Officer
2050 Rene Levesque Blvd. West
Ste-Foy, Quebec
Canada G1V 2K8

Re: Letter Agreement

Gentlemen:

[***]. [***]. While the parties are concluding their negotiations of the new Collaboration Agreement, IDI wishes to appoint Cepheid and Cepheid wishes to accept such appointment to serve as IDI's distributor for a period of [***] for a Group B Strep Assay ("the Product") for use in the [***] market. This letter agreement sets forth the terms pursuant to which IDI is making this appointment. The term of this letter agreement shall be from the date it is entered into until [***] after the launch date of the Product or June 1, 2003 whichever is earlier (the "Launch Date"). If the actual launch date of the Product falls on or before the 15th day of the month the Launch Date will be deemed to be the first day of that month; if the actual launch date falls after the 15th of the month, the Launch Date will be the first day of the next succeeding month.

Cepheid shall be IDI's exclusive distributor in the United States of the Product for a period of [***] years from the Launch Date. IDI will sell the Product kits to Cepheid at the following pricing: for the first month following the Launch Date the transfer price will be a price that is [***]below IDI's [***] (US Dollars) list price per test for the product; for each month thereafter the transfer price will be [***] below Cepheid's actual average sales price per test (in US Dollars) to end users during the preceding month. Cepheid will be free to set the resale price for the product in its complete discretion. If Cepheid's actual average sales price during any month is below [***], per test the transfer price Cepheid will pay for the Product kits will be [***] below [***] per test for such month. Following the first six months after the Launch Date, if Cepheid's actual average sales (in US Dollars) is below [***] per test, the parties shall confer within ten business days following such month to determine whether there should be an adjustment in transfer price between the parties. In no event will any such price adjustment be to a price that is lower than [***] below [***] per test.

There will be no minimum sales volume requirement for Cepheid in the first year of this agreement; however, Cepheid will use commercially reasonable efforts to maximize market penetration and sales. For the second year following the Launch Date, both parties will agree on a minimum sales volume by no later than twenty days following the end of the fourth quarter following the Launch Date. If the parties are not able to agree on the minimum volume for the second year, the minimum will be established as [***] of the actual sales during the first full year following the Launch Date.

Cepheid may maintain exclusive distribution rights following the second anniversary of the Launch Date if it reaches the minimum volume levels agreed upon. Thereafter, the minimum volume for the third and fourth year following the Launch Date would be determined in the same way as the minimum volume for the second year following the Launch Date, except that if the parties are not able to agree on the minimum volume for the third year, the minimum will be established as [***] of the actual sales for the second year following the Launch Date, and if the parties are not able to agree on the minimum volume for the fourth year, the minimum will be established as [***] of the actual sales for the third year following the Launch Date. If Cepheid does not reach the yearly minimum volume target for the second year (or any subsequent years if exclusivity is maintained), its distribution rights will become nonexclusive.

The launch date for the Product targeted to be March 31, 2003, by which time IDI and Cepheid will have obtained all necessary licenses and other regulatory approvals, the parties will have agreed on marketing plans, and all marketing and collateral materials will have been completed. IDI and Cepheid marketing departments will develop and implement a launch plan as soon as possible which plan will be completed by March 10, 2003.

The launch of the Product will be for use with the Smart Cycler V1 instrument; the software for launching will be the combined diagnostic and life science software versions if possible. If the life science software has not been validated prior to the Launch Date it will be included as soon as thereafter as possible.

Cepheid will sell [***] instruments for the period following launch of the Product until the Product has been [***] as described in the preceding paragraph. Cepheid will bear the cost associated with upgrading those instruments to [***] in the United States up to [**] instruments. Thereafter, Cepheid and IDI will share equally the cost associated with [***] in the United States. [***]. IDI will be Cepheid's authorized distributor for such instruments in Canada, and Cepheid will sell such instruments to IDI at Cepheid's US list price minus [***]. IDI will bear the cost associated with upgrading those instruments to Smart Cycler V2 in Canada.

Subject to prior consultation with Cepheid as to the approach to be taken, IDI, being accountable for the regulatory approvals, will be solely responsible for the final decisions related to the regulatory status of the Product and its evolutions.

Subject to prior consultation with IDI, Cepheid will be responsible for producing product literature and other promotional materials illustrating and describing the Product, in reasonable quantities, for the U.S. market.

In exchange for the distribution rights granted by IDI, Cepheid has already provided upgrades to six Smart Cycler I ™ instruments to convert them to Smart Cycler II ™ instruments. In addition, Cepheid will provide upgrades for an additional six Smart Cycler I instruments upon IDI's request.

This letter agreement shall be subject to the laws of the Province of Ontario, Canada, without regard to its conflict of laws rules.

The Board of Directors of Aridia shall ratify this letter agreement. The parties intend that the subject matter of this letter agreement will be integrated into the new Collaboration Agreement and subject to the terms and conditions thereof.

Sincerely,

John Bishop
CEO
Cepheid

The above terms are agreed to:

Infectio Diagnostic (I.D.I.) Inc.

By: _____

Name: _____

Title: _____

Date Signed: _____